Filed by GigCapital2, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-38924

Subject Companies: UpHealth Holdings, Inc. and Cloudbreak Health, LLC

ICR Conference WINTER • 2021ICR Conference WINTER • 2021

Important Notice & Disclaimer Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following initial business combinations; our executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving initial business combinations, as a result of which they would then receive expense reimbursements; our pool of prospective target businesses, including their industry and geographic location; and the ability of our executive officers and directors to generate a number of potential investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Public Equity (PPE)” and “Mentor-Investors” are trademarks of GigFounders, LLC, used pursuant to agreement. 2 COMPANY CONFIDENTIALImportant Notice & Disclaimer Certain statements in this company overview may constitute forward-looking statements for purposes of federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions, plans, prospects or strategies regarding the future. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. The forward-looking statements contained in this presentation are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including, without limitation, statements about: searching for, engaging with and completing initial business combinations; our success in retaining or recruiting, or changes required in, our officers, key employees or directors following initial business combinations; our executive officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving initial business combinations, as a result of which they would then receive expense reimbursements; our pool of prospective target businesses, including their industry and geographic location; and the ability of our executive officers and directors to generate a number of potential investment opportunities. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Public Equity (PPE)” and “Mentor-Investors” are trademarks of GigFounders, LLC, used pursuant to agreement. 2 COMPANY CONFIDENTIAL

Technology SPACs Statistics Overview Strong SPAC Momentum with Limited Industry Overlap ▪ SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative to liquidity ▪ More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs ▪ 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021 ▪ Trend in 2020 to have larger PIPEs including in excess of amount in the trust account ▪ Alternatives to PIPEs, as convertible notes, used for funding of targets 3 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL SPAC Research Newsletter, Jan. 4, 2021Technology SPACs Statistics Overview Strong SPAC Momentum with Limited Industry Overlap ▪ SPACs have grown significantly in the last 10 years and exploded in 2020 to become a strong alternative to liquidity ▪ More than $83 billion raised for 248 SPACs in 2020, an exceptional year for SPACs ▪ 221 SPACs seeking acquisitions, 64 in the TMT sector, at the beginning of 2021 ▪ Trend in 2020 to have larger PIPEs including in excess of amount in the trust account ▪ Alternatives to PIPEs, as convertible notes, used for funding of targets 3 Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020 COMPANY CONFIDENTIAL SPAC Research Newsletter, Jan. 4, 2021

# Technology SPACs Statistics Overview

- 33% of outstanding SPACs currently seeking acquisitions have a Technology focus
- Technology SPACs are part of a very competitive environment
- Continuing to see SPACs in the pipeline with some combination of PE backing, forward purchase or IPO indications

($MM) **Amount Raised from SPACs Seeking Acquisitions**


21%
16%
1%
2%
6%
7%
4%
7%
2%
2%
Technology
$22,525
33%
CANNABIS $476
ENERGY $1,303
ESG $3,859
FC&R* $4,818
FINANCIALS $3,025
HEALTHCARE $4,483
INDUSTRIALS $1,610
REAL ESTATE $1,280
TECHNOLOGY $22,525
DIVERSIFIED $10,665
NO TARGET $13,943

**SPAC Status by Year**


2016
92%
8%
2017
85%
3%
3%
9%
2018
86%
12%
2%
2019
32%
39%
28%
2%
2020
3%
13%
85%
COMPLETED
ANNOUNCED
SEEKING
LIQUIDATED

Source: SPAC Market Snapshot, BMO Capital Markets, Dec. 21, 2020
*Food, Consumer & Retail

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COMPANY CONFIDENTIAL

GigCapital™

# Global Megatrends and Implications

## Accelerating Urbanization Calls for Smart and Sustainable Infrastructure

- Urban population is expected to increase from today's 53% to 70% by 2050.
- Based on United Nations data, overall growth of the world's population will add close to 2.5 billion people to urban areas by 2050.(1)
- The number of new mega-cities will require massive investments in smart and sustainable city infrastructures
- These trends will be further emphasized and challenged by demographic shifts and new population age structure

## Sustainability and Environment Underpin Long Term Growth

- Climate change and consequent environmental and social impacts are some of the world's greatest concerns.
- The United Nations Sustainable Development Goals and the Paris Climate Agreement are driving the agenda and world's efforts toward a green economy and sustainable solutions.(2)
- Consumer sensitivity to sustainable-marketed products grew substantially in the last 5 years, representing today more than 50% of total Consumer Packaged Goods (CPG) market growth.(3)
- Capital allocation in funds embracing Environmental, Social and Governance principles reached record numbers in the last few years.(4)

Source: (1) Report of the UN Economist Network for the UN 75th Anniversary- Sept. 2020
(2) UN Framework Convention on Climate Change-FCC/CP/2-15/L.9/Rev1
(3) New York University, Stern School of Business;
(4) Blackrock – Sustainability: The tectonic shift transforming investing, Feb.2020.

5
COMPANY CONFIDENTIAL

GigCapital™

# Global Megatrends and Implications



## Digitalization Driving Massive Value and Changing Business Models

- Data has become enterprises' most valuable asset
- Digital transformation, built on cloud-based platforms, enabled with new technologies including AI, IoT, mobile and robotics offer new opportunities to drive new business models, with scalability, flexibility, agility and dynamism never before possible
- These transformations, in turn, are powering the movements to address the other megatrends

## Globalization Demand Global Perspectives and Execution

- Developing countries, particularly in Asia Pacific and Latin America, are starting to bring their economies to the forefront of interlinked global trade and investments flows
- Emerging markets are transitioning toward consumption-oriented economies, exporting capitals and innovations
- Enterprises that can adapt and capitalize on the evolving global competitive landscape will be winners of the 21st century

6
COMPANY CONFIDENTIAL

# Digitalization is Changing Business Models

Data has become enterprises' most valuable asset…
Managing this data and deriving intelligent insights is essential to success.



### Transforming Customer Experience

- Understanding customer journeys
- Personalization to drive top-line growth
- Establishing omnichannel touch points

### Transforming Operational Processes

- Process Digitization
- Worker Enablement
- Performance Management

### Transforming Business Models

- Digitally Modified Businesses
- New Digital Businesses
- Digital Globalization

7

COMPANY CONFIDENTIAL

# Data Driven Target Identification & Efficient Engagements

### 1: Investment Criteria

- Leading growth categories in sectors enabled by technology
- Best available US private and overseas private or foreign listed companies
- Entrepreneurial owners / leadership looking to leverage public market for growth, rather than liquidity exit

### 2: Superior Sourcing

- Leverage the GigCapital Global pipeline
- Management reference from previous deals
- Strong international capabilities and global experience
- Focus on partners looking to move to the next level through public combination and roll-up

### 3: Demonstrated Execution

- Speed and certainty of execution is essential to attract quality partners
- Extensive M&A and public company experience, exceptional personal contacts & respect in the community
- Proven operational track record and extensive capital market experience for the public market strategy

### 4: Post Combination

- Mentor-Investor™: identify, mentor, and recruit world-class talent and align incentives
- Participation in the BOD of public company
  - Governance, law firm, auditor, etc.
  - M&A opportunity identification & geographic expansion
- Financing for SPAC overhang cleanup & growths

GigCapital™

8

COMPANY CONFIDENTIAL

# Criteria of Selecting the Targets

## Data-Driven Target Identification & Engagement – GigCapital Standard


PUBLIC
DATA
DATABASES
Targets &
Contacts DB
~7:1
Outreach
~10:1
Qualification
~2-3:1
Engagement
Tracking
Mutual Interests
~4:1
LOI
Due Diligence
DA
deSPAC
Revenue,
Profitability,
Comp Multiple,
Ownership,
etc.
Financials,
Cap Table,
Audit Status,
Exit Expectations,
etc.

This infrastructure supported screening of ~5000 targets in GigCapital2 and GigCapital3, while continually expanding a pipeline of high potential, mutually interested targets for future PPE platforms and M&A by the portfolio companies.

9

COMPANY CONFIDENTIAL

GigCapital Global | Chronology 2007-2021 Nov, 2019 Closed Combination Signed with Kaleyra definitive SPA $145M IPO NYSE America: KLR with Kaleyra NYSE: GIG 1H/2021 Combinations intends to close Signed BCAs with UpHealth/Cloudbreak with UpHealth $175M IPO NYSE: UPH & Cloudbreak NYSE: GIX 1H/2021 Combinations intends to close Signed BCA with Lightning eMotors with Lightning $200M IPO NYSE: ZEV eMotors NYSE: GIK 10 COMPANY CONFIDENTIALGigCapital Global | Chronology 2007-2021 Nov, 2019 Closed Combination Signed with Kaleyra definitive SPA $145M IPO NYSE America: KLR with Kaleyra NYSE: GIG 1H/2021 Combinations intends to close Signed BCAs with UpHealth/Cloudbreak with UpHealth $175M IPO NYSE: UPH & Cloudbreak NYSE: GIX 1H/2021 Combinations intends to close Signed BCA with Lightning eMotors with Lightning $200M IPO NYSE: ZEV eMotors NYSE: GIK 10 COMPANY CONFIDENTIAL

# Portfolio Overview

| | GigCapital™ | GigCapital2™ | GigCapital3™ |
|---|---|---|---|
| Jurisdiction | Delaware | Delaware | Delaware |
| Symbol | GIG.U | GIX.U | GIK.U |
| Focus | TMT | TMT | TMT |
| Initial Size | $145 million | $173 million | $200 million |
| % in Trust | 100% | 100% | 100% |
| $ in Trust / Share | $10.00 | $10.00 | $10.00 |
| Unit | 1 Share + ¾ Warrant + 1 Right (1/10) | 1 Share + 1 Warrant + 1 Right (1/20) | 1 Share + ½ Warrant |
| Life (months) | 15 | 18 | 18 |
| Warrant Trigger | ≥$18.00 for cash/cashless | ≥$18.00 for cash/cashless | ≥$18.00 for cash/cashless |
| Limit on Redemption Rights | 15% | 15% | 15% |
| At-Risk Capital ($mm) | $4.9 million | $5.9 million | $7.5 million |
| At-Risk Capital (Warrants/Units) | 489,500 units at $10.00 | 492,500 units at $10.00;<br>100,000 shares at $10.00 | 750,000 units at $10.00 |
| Underwriting Fees (Upfront/Deferred) | 2.0% / 3.5% | 2.0% / 3.5% | 2.0% / 3.5% |
| Underwriter(s) | Cowen, Chardan | EarlyBird, Northland | Nomura, Oppenheimer |

11
COMPANY CONFIDENTIAL

# A History of Success – Kaleyra - CPaaS

- Kaleyra technology:
  - Provides secure and reliable customer communication
  - Kaleyra invests in its data centers while enabling public cloud (99.99% uptime), hybrid cloud, private cloud and on-premise deployments
  - Connectivity - Kaleyra is an OLO (Other Licensed Operator), with over 1,600 connections to operators ensuring high quality, unmatched pricing, and delivery efficiency
- Stronger capital structure and greater latitude for accelerated financial growth by organic and strategic means
- Mentor-Investor™ methodology benefiting Kaleyra
  - Increased penetration in US connectivity market
  - Added large new enterprise customers
  - Paved path for M&A strategy implementation



RoW 9%
Europe 47%
APAC 23%
North America 21%



eCommerce 8%
Financial Services 42%
Connectivity 29%
Travel / Retail / Edu. 21%

**6.3B** Messages

**1.1B** Voice Calls

**3,500+** Global Customers

**12** Global Offices (APAC – EU – US)

**300+** Employees Worldwide

**1,600+** Network Operator Connections

GigCapital™

12

COMPANY CONFIDENTIAL

# A History of Success – GigCapital2/UpHealth/Cloudbreak

- UpHealth (5 companies merger) and Cloudbreak
  - Consistent delivery of innovative technologies / services, global revenue growth, profitability
- Technology
  - **Integrated Care Management Platform:** population health solutions for patients with complex medical, behavioral health, and social needs
  - **Global Telehealth:** digitally enabling the continuum of care with award-winning digital primary care and specialty consultations globally
  - **Digital Pharmacy:** full service ePharmacy delivering compounded and manufactured medications
  - **Behavioral Health:** tech-enabled services rapidly digitizing mental health and substance abuse
- As a unified public company, UpHealth will have:
  - Strong capital structure and great latitude to excel
  - Accelerate financial growth by organic and strategic means
- Per GigCapital Mentor-Investor™ charter
  - GigCapital members to join UpHealth's BOD and SAB
  - Continue to provide audit, governance, business support
  - Strategic advisory on complementary products/services integration & business growth acceleration


Enabling Healthier Communities
Simplified digital front door, connecting evidence-based care, workflows and services
Transforming Care Delivery
Integrated Care Management
$710B
Total annual Medicare spend on chronic diseases
Global Telehealth
$61B
Global market in 2019
Digital Pharmacy
$500B
U.S. Drug Prescription Market
Behavioral Health
$100B
Additional U.S. Behavioral Health Spend in 2020 and 2021 caused by COVID

13
COMPANY CONFIDENTIAL
GigCapital™

GigCapital™

# A History of Success – GigCapital3/Lightning eMotors

- Strong market positioning
  - The only company that has delivered Class 3, 4, 5, 6 and 7 EVs
  - First mover advantage – 50%+ market share in Class 3 – 6 EVs in 2020 (1)
  - Existing sales with 30 fleets (2) that together operate ~500,000 vehicles
- Orchestrated a first-of-its-kind financing package
  - To ensure a successful deSPAC
  - To provide Lightning eMotors strong capital structure to execute growth plan
- Per GigCapital Mentor-Investor™ charter
  - GigCapital members to join Lightning eMotors BOD and SAB
  - To provide continued support and guidance on audit, governance, financing, M&A


CLASS 3
CLASS 4
CLASS 5
CLASS 6
CLASS 7

**Strategic Partnerships**
Only Full-Range Manufacturer

**10 Years R&D**
Ahead of the Game

**Modular Architecture**
Scalable and IP Protected

**2 Year Head Start in Customer Validation**
120 Vehicles on the Road
1,500 Vehicles on Order

**$67B TAM**
Across Multiple End Markets

**$2.0B Projected Revenue in 2025**
With Visibility to $1B Revenue Based on Current Contract Pipeline

14
COMPANY CONFIDENTIAL

Portfolio Overview 15 Data as of 01/08/21 COMPANY CONFIDENTIALPortfolio Overview 15 Data as of 01/08/21 COMPANY CONFIDENTIAL

# Experienced Executives & Board Members



## Dr. Avi Katz

Founding Managing Partner GigCapital
CEO, GigCapital3
Executive Chairman, GigCapital2, 3

- Executive Chairman of Kaleyra Inc.
- Co-founder, former Chairman, President and Chief Executive Officer of GigPeak Inc.
- Previously held leadership positions at Intransa, Equator Technologies and Applied Science



## Dr. Raluca Dinu

Founding Managing Partner GigCapital
CEO, President, GigCapital2
BOD Member, GigCapital2, 3

- Global business executive, with 20 years of achievements in the high-tech industry, >10 M&As, BOD membership
- Former Chief Operating Officer of GigPeak until sell to IDT in 2017
- Former VP & GM of Optical Interconnects BU at IDT International Inc.



## Neil Miotto

Partner, GigCapital
BOD Member, GigCapital2, 3

- BOD member, Cognizer Inc.
- Expertise: finance and accounting
- Former Audit Partner at KPMG, served the firm for 30 years
- Former BOD member, Micrel Inc. and GigPeak Inc.



## Brad Weightman

VP and Chief Financial Officer, GigCapital2, 3

- Finance and accounting experience with companies from startup to large public companies
- Experience in Tech industry for 35 years: Semiconductor, IOT, hardware & software
- Experience with IPO, M&As and global organizations



## Peter Wang

Chief Technical Advisor SW, GigCapital
BOD Member, GigCapital3

Expertise : Cloud service

- Founder and former CTO of Intransa & co-founder and former VP Engineering of Retrevo
- Previous leadership positions at 3Com & TRW/ESL, including leading the Technology Development Center at 3Com



## Andrea Betti-Berutto

Chief Technical Advisor HW, GigCapital
BOD Member, GigCapital3

- Expertise: semiconductors, RF components, fiber-optics and wireless, reorganizations, M&A and roll-up
- Former Fellow, IDT International Inc.
- Co-founder and former CTO of GigOptix Inc.
- Co-founder and former VP Engineering of iTerra Communication Inc.

16

COMPANY CONFIDENTIAL

# GigCapital Mentor-Investor™ TMT PPE

*From Launch to Combination Growth*

| PHASE 1 Inception | PHASE 2 Searching | PHASE 3 Engagement | PHASE 4 Closing | PHASE 5 Growth & Exit |
|---|---|---|---|---|
| 2 MONTHS | 6-12 MONTHS | 1-3 MONTHS | 3-6 MONTHS | 2-5 YEARS |
| ▪ Structuring the Private-to-Public (PPE) active team: TMT experts, entrepreneurs, and executive operators<br>▪ Launching Sponsorship LLC Team: TMT wealthy individuals, Family-Offices, IBs, PEs and HFs<br>▪ Launching IPO: structure of the IPO book with focus on balanced equity fundamental investors | ▪ TMT Global focus, diversified verticals, entrepreneurship management team, technology-oriented owner, exit and financing avenues, platform for wider rollover with public currency<br>▪ Financially viable and ready to become public company | ▪ 2-4 weeks for LOI<br>▪ 4-6 weeks complete DD and execution of SPA DA | ▪ 2-6 months Audit to S-1 filing and becoming effective<br>▪ "IPO in a Box": TMT investors, UWs, research analysts, auditors, counsels, IR, PR and HR firms<br>▪ Securing financials: back-stopping lenders & TMT equity fundamental investors for swap trust shares<br>▪ Securing minimum listing conditions: maintain market-cap, provide required float, secure minimum round-lot shareholders | ▪ Participating actively at the company's BOD and SAB<br>▪ Provide continuous Financing and M&A advisory for growth and consolidation |

17
COMPANY CONFIDENTIAL

GigCapital Global Differentiation ▪ Complete IPO suite of services for “IPO in a box” ▪ Global presence and exceptional domestic and international M&A and rollup experience ▪ Exceptional access to Wall Street capital – For business combination and post-combination for organic and strategic growth ▪ Mentor-Investor™ “playbook” – Top operational executive team providing full life-cycle mentoring and partnership to the combined company – Friendly and professional BOD partnership supporting governance, operational and strategic matters 18 COMPANY CONFIDENTIALGigCapital Global Differentiation ▪ Complete IPO suite of services for “IPO in a box” ▪ Global presence and exceptional domestic and international M&A and rollup experience ▪ Exceptional access to Wall Street capital – For business combination and post-combination for organic and strategic growth ▪ Mentor-Investor™ “playbook” – Top operational executive team providing full life-cycle mentoring and partnership to the combined company – Friendly and professional BOD partnership supporting governance, operational and strategic matters 18 COMPANY CONFIDENTIAL

Thank You WINTER • 2021Thank You WINTER • 2021

Additional Information and Where to Find It

In connection with the proposed business combinations, GigCapital2 intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement and a preliminary prospectus of GigCapital2, and after the registration statement is declared effective, GigCapital2 will mail a definitive proxy statement/prospectus relating to the proposed business combinations to its stockholders. This communication does not contain all the information that should be considered concerning the proposed business combinations and is not intended to form the basis of any investment decision or any other decision in respect of the business combinations. Additional information about the proposed business combinations and related transactions will be described in GigCapital2’s Current Report on Form 8-K and combined proxy statement/prospectus relating to the proposed business combinations and the respective businesses of GigCapital2 and UpHealth and Cloudbreak, which GigCapital2 will file with the SEC. The proposed business combinations and related transactions will be submitted to stockholders of GigCapital2 for their consideration. GigCapital2’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with GigCapital2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combinations and related transactions, because these materials will contain important information about UpHealth, Cloudbreak, GigCapital2 and the proposed business combinations and related transactions. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combinations will be mailed to stockholders of GigCapital2 as of a record date to be established for voting on the proposed business combinations and related transactions. Stockholders may also obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by GigCapital2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Brad Weightman, Vice President and Chief Financial Officer, GigCapital2, Inc., 1731 Embarcadero Rd., Suite 200, Palo Alto, CA 94303, or by telephone at (650) 276-7040.

Participants in the Solicitation

UpHealth, Cloudbreak, GigCapital2 and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from GigCapital2’s stockholders in respect of the proposed business combinations and related transactions. Information regarding GigCapital2’s directors and executive officers is available in its Form 10-K filed with the SEC on March 30, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be contained in the preliminary and definitive proxy statements/prospectus related to the proposed business combinations and related transactions when it becomes available, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.